# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enstar Group Limited, CIK 0001363829
CUSIP: G3075P101
Title of class of securities: Ordinary Shares, par value $1.00 per share
Address of issuer's principal executive offices: P.O. Box HM 2267, A.S. Cooper Building 2, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 04/08/2025
Amends the filing with accession number 0001104659-24-084959
Filed by CIK 0001387738
Persons authorized to receive notices and communications: Audrey Taranto, c/o Enstar Group Limited, PO Box HM 2267, A.S. Cooper Building 26 Reid Street, Hamilton, Bermuda (D0), HM 11, 441-292-3645; Gregory V. Gooding, Debevoise & Plimpton LLP, 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Dominic F. Silvester (CIK 0001387738): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 867,862; shared voting power 0; sole dispositive power 867,862; shared dispositive power 0; aggregate amount beneficially owned 867,862 (5.8% of the class)
- Volume Five Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $1.00 per share
Name of issuer: Enstar Group Limited
Address of issuer's principal executive offices: P.O. Box HM 2267, A.S. Cooper Building 2, A.S. Cooper Building 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Comment: This Amendment No. 2 amends the Statement on Schedule 13D initially filed on August 1, 2024 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed on January 21, 2025 with the SEC, (the "Schedule") by Dominic F. Silvester and Volume Five Limited (together, the "Reporting Persons"). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Schedule is hereby supplemented by adding the following at the end thereof:

On April 8, 2025, Volume Five transferred all of the Ordinary Shares it held directly to Mr. Silvester. As a result of such transfer, Volume Five is no longer a beneficial owner of more than five percent of the Issuer's Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a), (b) and (c) of the Schedule is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule that relate to the aggregate number and percentage of Ordinary Shares beneficially owned by such Reporting Persons (including but not limited to footnotes to such information) are incorporated herein by reference. The aggregate percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 14,885,357 Ordinary Shares outstanding as of February 26, 2025 as reported in the Issuer's annual report on Form 10-K for the fiscal year ended on December 31, 2024 filed with the SEC on February 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Each of Elk Evergreen, Elk Cypress, Dominic F. Silvester and Frazer Holdings, LP, J. Christopher Flowers, the John J. Oros 1998 Family Trust, the Hyman 2018 Family Trust, David G. Walsh and Steven D. Arnold (collectively, the "Other Rolling Investors") may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Elk Evergreen, Elk Cyprus and the Other Rolling Investors have filed separate Schedule 13D filings to report the Ordinary Shares that they may be deemed to beneficially own. Mr. Silvester expressly disclaims any beneficial ownership of Ordinary Shares held directly by Elk Evergreen, Elk Cypress or the Other Rolling Investors and such shares are not the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 8, 2025, Volume Five ceased to be the beneficial owner of more than five percent of the Issuer's Ordinary Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 6 - Joint Filing Agreement (incorporated by reference to Exhibit 6 to Schedule 13D filed with the SEC on August 1, 2024).

## Signatures
- Dominic F. Silvester: /s/ Dominic F. Silvester, Dominic Silvester (04/17/2025)
- Volume Five Limited: /s/ Jean-Pierre Du Plessis, Jean-Pierre Du Plessis, Director (04/17/2025)